

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Corrected</u>
March 11, 2014

<u>Via E-mail</u>
Justin Bliffen
Chief Financial Officer
Triangle Petroleum Corporation
1200 17th St. Suite 2600
Denver, CO 80202

> **Re: Triangle Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed May 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2013**
> **Filed December 9, 2013**
> **File No. 1-34945**

Dear Mr. Bliffen:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 47

1.   Your response to comment 2 in our letter dated January 30, 2014 states, in part, that trends related to capital expenditures are addressed in your Form 10-Q for the period ended October 31, 2014. However, it does not appear that you have provided disclosure explaining how the growing difference between cash used in investing activities and cash provided by (used in) operations impacts your liquidity position and your future financial condition. As requested in our prior comment, please revise to provide additional

disclosure addressing material trends in your liquidity position and your future financial condition. With your response, please include draft revisions to your disclosure.

You may contact Svitlana Sweat at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Ron Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at 202-551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant

cc: <u>Via E-mail</u>
       Ryan D. McGee
       Associate Counsel
       Triangle Petroleum Corporation